00
12/6/13

SEC 13026374 ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
DEC 2 - 2013
Washington DC
404

SEC FILE NUMBER
8- 42147

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2012 (MM/DD/YY) AND ENDING 9/30/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Highland Financial, Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

915 Menoher Boulevard, Suite A
(No. and Street)

Johnstown	PA	15905
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gordon D. Smith — (814) 536-3000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wessel & Company
(Name – *if individual, state last, first, middle name*)

215 Main Street	Johnstown	PA	15901
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

00
12/4/13

OATH OR AFFIRMATION

I, Gordon D. Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Highland Financial, Ltd., as of September 30, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Commonwealth of Pennsylvania
NOTARIAL SEAL
KIMBERLY A. BELSKEY, Notary Public
City of Johnstown, County of Cambria
My Commission Expires Dec. 10, 2016

Signature

President
Title

Kimberly A. Belskey
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Highland Financial, Ltd.

Johnstown, Pennsylvania

Audited Financial Statements

September 30, 2013 and 2012

HIGHLAND FINANCIAL, LTD.
TABLE OF CONTENTS
SEPTEMBER 30, 2013 AND 2012

PAGE

WESSEL & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

November 13, 2013

To the Shareholder
Highland Financial, Ltd.
Johnstown, Pennsylvania

Report on the Consolidated Financial Statements

We have audited the accompanying financial statements of Highland Financial, Ltd.(the Company), which comprise the statements of financial condition as of September 30, 2013 and 2012, and the related statements of operations, changes in shareholder's equity and cash flows for the years then ended, and the related notes to the financial statements that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Highland Financial, Ltd. at September 30, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Wessel & Company

Wessel & Company
Certified Public Accountants

HIGHLAND FINANCIAL, LTD.
STATEMENTS OF FINANCIAL CONDITION
SEPTEMBER 30, 2013 AND 2012

	2013	2012
ASSETS		
Current Assets		
Cash & cash equivalents	$ 32,599	$ 38,088
Accounts receivable	21,868	19,101
Supplies inventory	1,060	1,060
Total Current Assets	55,527	58,249
Total Assets	$ 55,527	$ 58,249
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Accounts payable and accrued expenses	$ -	$ 4,818
Income tax liability	563	387
Deferred income tax liability	5,400	3,100
Total Current Liabilities	5,963	8,305
Shareholders' Equity		
Common stock - $1.00 par value, 100,000 shares authorized, 50,000 shares issued and outstanding	50,000	50,000
Additional paid-in capital	50,000	50,000
Retained (deficit)	(50,436)	(50,056)
Total Shareholders' Equity	49,564	49,944
Total Liabilities and Shareholders' Equity	$ 55,527	$ 58,249

See Independent Auditor's Report and
Accompanying Notes to Financial Statements

HIGHLAND FINANCIAL, LTD.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED SEPTEMBER 30, 2013 AND 2012

	2013	2012
Revenues		
Investment advisor fees	$ 86,978	$ 84,871
Commissions	464,736	455,443
Total Revenues	551,714	540,314
Expenses		
Contract labor	264,277	265,110
Commissions	4,496	11,578
Occupancy	87,827	81,232
Communications	7,384	6,394
Regulatory fees	7,862	6,348
Operating expenses	177,385	168,196
Total Expenses	549,231	538,858
Income Before Provision for Income Taxes	2,483	1,456
Provision/(Benefit) for Income Taxes		
Current	563	387
Deferred	2,300	1,900
Total Provision/(Benefit) for Income Taxes	2,863	2,287
Net (Loss)	$ (380)	$ (831)

See Independent Auditor's Report and
Accompanying Notes to Financial Statements

HIGHLAND FINANCIAL, LTD.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 2013

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Shareholder's Equity
Balance - Beginning of Year	$ 50,000	$ 50,000	$ (50,056)	$ 49,944
Net Loss	-	-	(380)	(380)
Balance - End of Year	$ 50,000	$ 50,000	$ (50,436)	$ 49,564

See Independent Auditor's Report and
Accompanying Notes to Financial Statements

HIGHLAND FINANCIAL, LTD.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 2012

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Shareholder's Equity
Balance - Beginning of Year	$ 50,000	$ 50,000	$ (49,225)	$ 50,775
Net Loss	-	-	(831)	(831)
Balance - End of Year	$ 50,000	$ 50,000	$ (50,056)	$ 49,944

See Independent Auditor's Report and
Accompanying Notes to Financial Statements

HIGHLAND FINANCIAL, LTD.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED SEPTEMBER 30, 2013 AND 2012

	2013	2012
Cash Flows from Operating Activities:		
Net (Loss)	$ (380)	$ (831)
Adjustments to reconcile net income to cash (used in)/provided by operating activities:		
Change in assets and liabilities:		
Deferred taxes	2,300	1,900
Accounts receivable	(2,767)	(200)
Income tax payable	176	387
Accounts payable	(4,818)	4,818
Total adjustments	(5,109)	6,905
Net Cash (Used In)/Provided By Operating Activities	(5,489)	6,074
Net (Decrease)/Increase in Cash and Cash Equivalents	(5,489)	6,074
Cash and Cash Equivalents - Beginning of Year	38,088	32,014
Cash and Cash Equivalents - End of Year	$ 32,599	$ 38,088

Supplemental Disclosures of Cash Flow Information:

Accounting Policies Note

The Company considers all highly liquid investments with a maturity of three (3) months or less when purchased to be "cash equivalents".

See Independent Auditor's Report and
Accompanying Notes to Financial Statements

NOTE 1 - NATURE OF OPERATIONS

Highland Financial, Ltd.(the Company) was incorporated in the Commonwealth of Pennsylvania and is a closely held corporation. The Company is registered with the Pennsylvania Securities and Exchange Commission as a broker-dealer and is registered to do business as a broker-dealer in Pennsylvania, Florida, Michigan, Arizona, California, North Carolina, South Carolina, and New Jersey. In addition, the Company is registered as an insurance broker in Pennsylvania.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting and Use of Estimates

The Company's policy is to prepare its financial statements in accordance with accounting principles generally accepted in the United States of America under the accrual basis of accounting which generally records items under historical costs and sometimes requires the use of estimates and assumptions. The accrual basis of accounting records revenue in the period in which earned rather than when received and records expenses in the period in which incurred rather than when paid. The estimates and assumptions used could affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company earns consulting fees from providing investment advisory and other consulting services to investors. Commissions are earned on sales of mutual funds to investors. Revenues are recognized on the accrual basis of accounting.

Accounts Receivable

Accounts receivable represent commissions and consulting fees earned. No allowance has been provided based on historical collection results and management's judgment of collectability.

Inventory

Supplies inventory is stated at cost which approximates market.

Equipment and Furniture

Equipment and furniture assets are recorded at cost and depreciated over their estimated useful lives of seven (7) years on a straight-line basis for financial statement purposes.

Income Taxes

The Company accounts for income taxes in accordance with FASB ASC 740, Income Taxes, which requires the Company to record income tax expense on the liability method. Current expense represents the estimated tax obligation per the income tax return, and deferred expense represents the change in the estimated future tax effects of temporary differences and carryforwards. Deferred tax assets and liabilities are computed by applying enacted income tax rates to the expected reversals of temporary differences between financial reporting and income tax reporting, and by considering carryforwards for operating losses and tax credits. The Company provides a valuation allowance for deferred tax assets for which it does not consider realization of such assets to be more likely than not.

The Company adopted FASB Interpretation No. 48 (FIN 48), Accounting for Uncertainty in Income Taxes, as codified in FASB ASC 740-10. The codified interpretation requires the Company to evaluate tax positions taken and determine whether it is more-likely-than-not that the tax position will be sustained upon examination based on the technical merits of the position. The Company has performed an evaluation and has determined there are no material unrecognized tax positions or uncertain tax positions that meet the reporting and disclosure provisions of FIN 48. The Company records tax penalties and interest as they occur. For the year ended September 30, 2013, the Company incurred no tax penalty or interest costs.

Fair Values of Financial Instruments

Certain financial instruments under FASB ASC 820 are required to be recorded at fair value. The estimated fair values of such financial instruments (including cash and cash equivalents, investments, certain debt instruments, and other assets and liabilities) have been valued using market or cost information where appropriate. Changes in assumptions or estimation methods could affect the fair value estimates. However, management does not believe any such changes would have a material impact on the financial condition, results of operations or cash flow of the Organization. Cash and cash equivalents, other assets and short-term and long-term debt are carried at cost, which approximates fair value.

NOTE 3 - CASH AND CASH EQUIVALENTS

Cash and Cash Equivalents consist of the following:

	2013	2012
Cash in Bank	$ 32,599	$ 38,088

NOTE 4 - RESERVE REQUIREMENTS

The Company is exempt from the provisions of the Securities and Exchange Commission's Reserve and Custody of Securities Rule 15c3-3 under paragraph (K)(2)(A) because it promptly deposits customer funds into a trust account for the exclusive benefit of the customer.

NOTE 5 - PROFIT-SHARING PLAN

The Company has a defined contribution profit-sharing plan covering all eligible employees based on age and hours of service. Contributions under the plan are discretionary and are determined annually by the Company. The pension expense for both the years ended September 30, 2013 and 2012 is $605.

NOTE 6 - INCOME TAXES

The current and deferred income tax provision/(benefit) consists of the following:

	2013	2012
Current Provision		
State	$ 418	$ 387
Federal	145	---
	563	387
Deferred Provision		
State	800	600
Federal	1,500	1,300
	2,300	1,900
Total Provision	$ 2,863	$ 2,287

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liability are summarized as follows:

	2013	2012
Tax Assets/(Liabilities)		
Federal net operating loss carryforward	$ ---	$ 500
Contribution carryover	300	200
Cash basis reporting for tax purposes	(5,400)	(3,600)
	(5,100)	(2,900)
Less: Valuation allowances		
Contribution carryover	(300)	(200)
Net Deferred Tax Asset/(Liability)	($ 5,400)	($ 3,100)

With certain exceptions, the federal and state income tax returns of the Company for 2009, 2010, and 2011 are subject to examination by the IRS, generally for three years after they were filed.

NOTE 7 - RELATED PARTY TRANSACTIONS

The Company leases a vehicle from a shareholder on a month to month basis. The lease expense for both the years ended September 30, 2013 and 2012 amounted to $19,198.

The Company and Highland Financial Advisors (a Corporation), are considered related parties as a result of common ownership. Both organizations share the same office space and personnel whose costs are allocated to each organization based upon management's estimate of usage as provided in a written agreement.

The following is a summary of the shared expenses:

	2013	2012
Office lease expense	$ 87,827	$ 81,232
Contract labor	264,277	265,110
Furniture and equipment lease expense	16,253	13,544
Total	$ 368,357	$ 359,886

NOTE 8 - MINIMUM CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1). Under this Rule, the Company is required to maintain net capital of not less than $25,000 for the years ended September 30, 2013 and 2012. The Company's net capital as defined by SEC Rule 15c3-1 was $7,036 and $7,883 in excess of the minimum net capital required for the years ended September 30, 2013 and 2012, respectively.

NOTE 9 - COMMITMENTS AND CONTINGENCIES

In July 2012, the Department of Enforcement of the Financial Industry Regulatory Authority (FINRA) commenced a disciplinary proceeding against the Company and its shareholder with respect to alleged violations of FINRA rules and Section 17 of the Securities Exchange Act related to the deposit of certain currency received from a customer and an asserted failure to file timely Currency Transaction Reports. There was no allegation of customer harm or inappropriate financial benefit to Highland Financial. The Complaint filed by the FINRA Department of Enforcement seeked unspecified sanctions and certain factual findings.

In the Spring of 2013, a disciplinary hearing was held. Highland Financial and its shareholder did not contest liability at the hearing. They acknowledged that the unprecedented circumstances surrounding the firm's receipt of currency should have been handled differently; they accepted responsibility for unintentional and isolated failures to adhere to their own policies and industry rules; and, they pointed to enhanced systems at Highland Financial, their full cooperation with the FINRA staff regarding these matters and their long track record of service to customers. At the hearing, FINRA asserted that the shareholder should be permanently barred from the securities industry. FINRA also contended that Highland Financial and the shareholder should be subjected to monetary fines of at least $85,000.

On September 27, 2013, the hearing panel issued its decision. The panel ruled that the shareholder shall be suspended for a period of six months and required to requalify by taking the general securities representative licensing examination. Finally, the panel determined that Highland Financial should be fined a total of $25,000. The sanctions determined by the hearing panel have not yet gone into effect. The decision of the hearing panel is subject to possible appeal and cross-appeal by the parties under FINRA rules. If appealed, no sanctions will go into effect until after the appeal is decided. The decision to appeal and any final outcome of the proceedings are unknown at this time.

The allocation to pay all the attorney fees related to the violation between Highland Financial, Ltd. and the shareholder was split approximately one-third and two-thirds respectively. As of September 30, 2013, there was $85,451 of billed attorney fees outstanding that was the personal responsibility of the shareholder.

NOTE 10 - SUBSEQUENT EVENTS

Subsequent events were considered through November 13, 2013, the date the financial statements were available to be issued.

WESSEL & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS CONSULTANTS

Main Office:
215 Main Street
Johnstown, PA 15901
814-536-7864
Fax: 814-535-4332

www.wesselcpa.com

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTAL INFORMATION

November 13, 2013

To the Shareholders
Highland Financial, Ltd.
Johnstown, Pennsylvania

Our report on the audits of the financial statements of Highland Financial, Ltd. for the years ended September 30, 2013 and 2012, appears on Page 2. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule A is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. The supplementary information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The supplementary information has been subjected to the auditing procedures applied in the audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting or other records used to prepare the financial statements or to the financial statements themselves and other additional procedures, in accordance with auditing standards generally accepted in the United States of America. In our opinion, the supplemental information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

WESSEL & COMPANY
Certified Public Accountants

SCHEDULE A

HIGHLAND FINANCIAL, LTD.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION FOR THE YEAR ENDED SEPTEMBER 30, 2013

1. Total ownership equity		$ 49,564
2. Deduct ownership equity not allowable for net capital		-
3. Total ownership equity qualified for net capital		49,564
4. Add:		
a) Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
b) Other (deductions) or allowable credits - deferred income tax liability		5,400
5. Total capital and allowable subordinated liabilities		54,964
6. Deductions and/or charges:		
a) Total non-allowable assets	(22,928)	
b) Secured demand note deficiency	-	
c) Commodity futures contracts and spot commodities - proprietary capital charges	-	
d) Other deductions and/or charges	-	(22,928)
7. Other additions and/or allowable credits		-
8. Net capital before haircuts on security positions		32,036
9. Haircuts on securities (computed where applicable, pursuant to 15c3-1 (f)):		
a) Contractual securities commitments		-
b) Subordinated securities borrowing		-
c) Trading and investment securities		-
d) Undue concentration		-
e) Other securities		-

See Independent Auditor's Report on Supplemental Information

HIGHLAND FINANCIAL, LTD.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED SEPTEMBER 30, 2013

10. Net capital	32,036
11. Minimum net capital required (6-2/3% of total aggregate indebtedness)	398
12. Minimum dollar net capital requirement of reporting broker or dealer	25,000
13. Net capital requirement (greater of line 11 or 12)	25,000
14. Excess net capital	$ 7,036

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

Differences between this computation of net capital and the corresponding computation prepared by Highland Financial, Ltd. and included in the Company's unaudited Part II FOCUS Report filing as of the same date consisted of the following:

Excess per the Company's Part II (unaudited) FOCUS report	$ 7,599
Allowable expenses - The effect of audit adjustments for current state income tax liability.	(563)
Excess per this computation	$ 7,036

The Company has not included supplementary schedules under Rule 15c3-3(d) and (e) regarding possession and control requirements and computation of reserve requirements, as such amounts would be zero.

WESSEL & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS CONSULTANTS

Main Office:
215 Main Street
Johnstown, PA 15901
814-536-7864
Fax: 814-535-4332

www.wesselcpa.com

**INDEPENDENT AUDITOR'S REPORT ON
INTERNAL ACCOUNTING CONTROL REQUIRED
BY SEC RULE 17A-5**

November 13, 2013

To the Shareholders of
Highland Financial, Ltd.
Johnstown, Pennsylvania

In planning and performing our audit on the financial statements and supplemental schedule of Highland Financial, Ltd.(the Company) for the year ended September 30, 2013, we considered its internal control including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph

and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2013 to meet the SEC's objectives.

This report is intended solely for the use of the shareholder, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties.

Wessel & Company
Certified Public Accountants